                                                               EXHIBIT (a)(1)(i)
                           Offer To Purchase For Cash
        up to 5,625,000 but not less than 500,000 Shares of Common Stock
                       (Including the Associated Rights)
                                       of
                                EFTC CORPORATION
                                      for
                              $4.00 Net Per Share
                                       by
                          Thayer-BLUM Funding, L.L.C.

   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
     CITY TIME, AUGUST 22, 2000 UNLESS THE OFFER IS OTHERWISE EXTENDED.


   THIS OFFER IS BEING MADE IN ACCORDANCE WITH A SECURITIES PURCHASE AGREEMENT DATED AS OF MARCH 30, 2000, AS AMENDED ON JULY 12, 2000 (THE "PURCHASE AGREEMENT"), BY AND AMONG EFTC CORPORATION, A COLORADO CORPORATION (THE "COMPANY"), AND THAYER-BLUM FUNDING, L.L.C., A DELAWARE LIMITED LIABILITY COMPANY (THE "PURCHASER"). THE BOARD OF DIRECTORS OF THE COMPANY (1) HAS UNANIMOUSLY APPROVED THE PURCHASE AGREEMENT AND THE OFFER IN WHICH, IF THE OFFER IS CONSUMMATED IN ACCORDANCE WITH THE TERMS OF THE PURCHASE AGREEMENT, THE PURCHASER WILL BECOME THE MAJORITY SHAREHOLDER OF THE COMPANY, (2) BASED IN PART ON THE OPINION OF ITS FINANCIAL ADVISOR, NEEDHAM & COMPANY, INC., HAS DETERMINED THAT THE TERMS OF THE PURCHASE AGREEMENT AND THE TENDER OFFER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW AND (3) UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN RESPONSE TO THE OFFER.

   THIS OFFER IS NOT CONDITIONED ON THE ABILITY OF THE PURCHASER TO OBTAIN FINANCING. HOWEVER, IT IS CONDITIONED UPON THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN AT LEAST 500,000 OUTSTANDING SHARES OF COMMON STOCK OF THE COMPANY. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER TERMS AND CONDITIONS. SEE THE INTRODUCTION AND SECTION 14 OF THIS OFFER TO PURCHASE.

   THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE FAIRNESS OR MERIT OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                              SUMMARY OF THE OFFER

 . Thayer-BLUM Funding, L.L.C., is offering to buy a minimum of 500,000 and a maximum of 5,625,000 shares of common stock of EFTC Corporation.

 .  The tender price is $4.00 per share, net to the seller in cash.

 . The offer will expire at 12:00 midnight on August 22, 2000, unless the offer is otherwise extended.

                               ----------------

                                   IMPORTANT

                               ----------------

   Any Shareholder who wishes to tender Shares (as defined herein) should complete and sign a Letter of Transmittal (or a facsimile of one) in accordance with the instructions set forth in the Letter of Transmittal and (A) mail or deliver it, together with the certificate(s) representing the tendered Shares (the "Share Certificates") and any other required documents, to the Depositary named on the back cover of this Offer to Purchase or (B) tender the Shares using the procedures for book-entry transfer described in Section 3 of this Offer to Purchase. A Shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact the broker, dealer, commercial bank, trust company or other nominee if the Shareholder wishes to tender Shares.

   A Shareholder who wishes to tender Shares but whose Share Certificates are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, may tender the Shares by following the procedures for guaranteed delivery described in Section 3 of this Offer to Purchase.

   Questions and requests for assistance may be directed to the Purchaser at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or other materials related to this tender offer, may be directed to the Purchaser at its address and telephone number set forth on the back cover of this Offer to Purchase. Holders of Shares may also contact brokers, dealers or banks for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or other tender offer materials.

July 19, 2000

                               TABLE OF CONTENTS

SUMMARY...................................................................   1

INTRODUCTION..............................................................   4

THE TENDER OFFER..........................................................   6

1.Terms of the Offer......................................................   6

2.Acceptance for Payment and Payment for Shares...........................   7

3.Procedures for Tendering Shares.........................................   8

4.Withdrawal Rights.......................................................  11

5.Certain United States Federal Income Tax Consequences...................  11

6.Price Range of Shares; Dividends........................................  13

7.Certain Effects of the Transaction......................................  13

8.Certain Information Concerning the Company..............................  14

9.Certain Information Concerning the Purchaser and its Affiliates.........  15

10.Source and Amount of Funds.............................................  20

11.Background of the Offer; Contacts with the Company.....................  20

12.Purpose of the Purchase Agreement and the Offer and Plans for the
 Company..................................................................  24

13.Capital Stock and Dividends............................................  26

14.Conditions of the Offer................................................  26

15.Certain Legal Matters; Regulatory Approvals............................  28

16.Fees and Expenses......................................................  28

17.Miscellaneous..........................................................  28

SCHEDULE I................................................................  30

To the Holders of Shares of Common Stock of EFTC Corporation:

                                  INTRODUCTION

   Thayer-BLUM Funding, L.L.C., a Delaware limited liability company (the "Purchaser"), hereby offers to purchase up to 5,625,000 but not less than 500,000 shares of common stock, par value $0.01 per share ("Common Stock"), including the associated rights issued pursuant to the Rights Agreement (as defined below) (the "Rights" and, together with the Common Stock, the "Shares"), of EFTC Corporation, a Colorado corporation (the "Company"), for $4.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "Offer"). The Offer will expire at 12:00 Midnight, New York City time, on August 22, 2000 which is the date on which the Company holds a special meeting of the Shareholders to approve certain proposals related to the issuance of securities by the Company to the Purchaser as described below (the "Shareholders Meeting"). August 22, 2000 shall be referred to as the "Approval Date" unless the Purchaser extends the time during which the Offer is open, in which event the term "Approval Date" will mean the latest time and date at which the Offer, as extended, will expire.

   The Offer is being made in accordance with a Securities Purchase Agreement dated as of March 30, 2000 as amended on July 12, 2000 (the "Purchase Agreement"), by and between the Company and the Purchaser. After the Purchaser purchases up to 5,625,000 but not less than 500,000 of the Shares which are properly tendered in response to the Offer and not withdrawn, the Purchaser will own a majority of the outstanding shares of Common Stock of the Company.

   NEEDHAM & COMPANY, INC., FINANCIAL ADVISOR TO THE COMPANY, HAS DELIVERED TO THE COMPANY'S BOARD OF DIRECTORS ITS WRITTEN OPINION TO THE EFFECT THAT, AS OF JUNE 5, 2000, THE ISSUANCE OF THE COMPANY'S SECURITIES UNDER THE PURCHASE AGREEMENT AND THE OFFER, WHEN TAKEN TOGETHER, ARE FAIR TO AND IN THE INTERESTS OF THE COMPANY AND THE HOLDERS OF COMMON STOCK (OTHER THAN THE PURCHASER AND ITS AFFILIATES) FROM A FINANCIAL POINT OF VIEW. THE FULL TEXT OF THE WRITTEN OPINION OF NEEDHAM & COMPANY, INC. CONTAINING THE ASSUMPTIONS MADE, THE MATTERS CONSIDERED AND THE SCOPE OF THE OPINION ARE INCLUDED WITH THE PROXY STATEMENT. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE NEEDHAM & COMPANY, INC. OPINION IN ITS ENTIRETY.

   Tendering Shareholders will not be required to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes as a result of the sale of Shares to the Purchaser in response to the Offer.

   Any tendering Shareholder who fails to complete and sign the Substitute Form W-9 included in the Letter of Transmittal may be subject to backup Federal income tax withholding at a rate of 31% of the gross proceeds payable to the Shareholder or another payee pursuant to the Offer. See Section 5 of this Offer to Purchase. Shareholders who hold their Shares through a bank or broker should check with such institution as to whether they will charge any service fees. The Company will pay all charges and expenses of American Securities Transfer, as the Depositary (the "Depositary"), incurred in connection with the Offer. See Section 16 of this Offer to Purchase.

   THE BOARD OF DIRECTORS OF THE COMPANY (1) HAS UNANIMOUSLY APPROVED THE PURCHASE AGREEMENT AND THE OFFER, (2) HAS DETERMINED, BASED IN PART UPON THE OPINION OF NEEDHAM & COMPANY, INC., THAT THE TERMS OF THE TRANSACTIONS CONTEMPLATED BY THE PURCHASE AGREEMENT AND THE OFFER, WHEN TAKEN TOGETHER, ARE FAIR TO THE COMPANY AND ITS SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW, AND
(3) UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN RESPONSE TO THE OFFER.

   The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the Approval Date a minimum of 500,000 Shares (the "Minimum Condition") and (2) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Condition"). The Offer is also subject to certain other conditions as described in Section 14 of this Offer to Purchase. The Purchaser expressly reserves the right, in its sole discretion, to waive any of the conditions to the Offer.

   The Purchase Agreement contemplates the issuance to the Purchaser of the Company's 8.875% Senior Subordinated Convertible Notes due June 2006 (the "Convertible Notes"), and the Company's Series B Convertible Preferred Stock (the "Convertible Preferred Stock"), which needs to be approved by the requisite vote of the Shareholders of the Company. Under the Nasdaq Stock Market rules, the affirmative vote of the holders of a majority of the total votes cast on the proposal to issue the Convertible Notes and the Convertible Preferred Stock in person or by proxy is required to approve the proposal. A proxy statement and notice of a special meeting of Shareholders (the "Proxy Statement"), is being mailed to Shareholders concurrently with the mailing of this Offer to Purchase and related Letter of Transmittal. See Section 12 of this Offer to Purchase.

   If the Purchaser increases the price it will pay for the tendered Shares, that increase will apply to all Shares which the Purchaser purchases through the Offer, including Shares which are tendered before the price is increased.

   The Company has informed the Purchaser that as of the close of business on July 17, 2000, there were 15,543,489 Shares issued and outstanding and entitled to vote. At the date of this Offer to Purchase, neither the Purchaser nor any of its affiliates own any Shares, except Purchaser owns a warrant to purchase 3,093,154 Shares (the "Warrant"), which will remain unexercisable and will be cancelled if the Shareholders approve the issuance of the Convertible Notes and the Convertible Preferred Stock and the Purchaser consummates the purchase of Shares satisfying the Minimum Condition. If the issuance of the Convertible Notes and the Convertible Preferred Stock is not approved by the Shareholders or the Purchaser does not consummate the purchase of the Shares satisfying the Minimum Condition, the Warrant then becomes exercisable and remains exercisable until the earlier fo June 30, 2010 or the date when the Minimum Condition is satisfied.

   The Company has distributed one Right for each outstanding Share pursuant to the Rights Agreement, dated as of February 25, 1999, as amended on March 30, 2000 and July 14, 2000, by and between the Company and American Securities Transfer & Trust, Inc., as Rights Agent (the "Rights Agreement").

   THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH YOU SHOULD READ CAREFULLY BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

   1. Terms of the Offer. On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), the Purchaser will accept for payment and pay for all Shares, subject to the 5,625,000 Share maximum, which are validly tendered prior to the Approval Date and not withdrawn in accordance with
Section 4 of this Offer to Purchase. The term "Approval Date" means 12:00 Midnight, New York City time, on August 22, 2000, unless the Purchaser, in accordance with the terms of the Purchase Agreement, extends the period during which the Offer is open, in which event the term "Approval Date" will mean the latest time and date at which the Offer, as extended, will expire.

   The Purchaser expressly reserves the right to increase the price per Share payable in the Offer or to make any other changes in the terms and conditions of the Offer, but that it will not, without the prior written consent of the Company, (a) decrease the Offer Price, (b) change the form of consideration payable in the Offer, (c) impose conditions to the Offer in addition to those set forth in the Purchase Agreement, (d) broaden the scope of the conditions set forth in the Purchase Agreement, (e) increase the minimum number of Shares which must be tendered as a condition to the acceptance for payment and payment for Shares in the Offer, or (f) otherwise amend the terms of the Offer in a manner that is materially adverse to holders of Shares.

   The Purchaser may, without the consent of the Company, extend the Offer if, by the Approval Date, any of the conditions to the Purchaser's obligation to purchase Shares shall not be satisfied until such time as such conditions are satisfied. However, if the Company shall have held the Shareholders Meeting (with a quorum duly present) and a majority of the shareholders present and voting did not vote to approve the issuance of the Convertible Notes and the Convertible Preferred Stock, the Purchaser shall not extend the Approval Date. Such extension if applicable, will be given by oral or written notice to the Depositary and a public announcement will be made, as described below. In addition, the Purchaser may, without the consent of the Company, extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") applicable to the Offer. During any extension, all Shares previously tendered and not withdrawn will remain tendered in response to the Offer, subject to the rights of a tendering Shareholder to withdraw tendered Shares. See Section 4 of this Offer to Purchase.

   Consummation of the Offer is conditioned upon, among other things, satisfaction of the Minimum Condition and the HSR Condition. The Offer is also subject to other conditions set forth in Section 14 of this Offer to Purchase. Subject to the Purchase Agreement and the applicable regulations of the SEC, the Purchaser reserves the right, at any time and from time to time, to (i) delay acceptance for payment of, or, regardless of whether Shares were already accepted for payment, payment for, Shares pending receipt of any regulatory or third-party approval described in Section 15 of this Offer to Purchase or in order to comply in whole or in part with any other applicable law, (ii) terminate the Offer and not accept for payment any Shares if any of the conditions described in Section 14 of this Offer to Purchase are not satisfied or upon the occurrence of any of the events described in Section 14 of this Offer to Purchase or (iii) waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of the delay, termination, waiver or amendment to the Depositary and by making a public announcement of it, as described below, so long as any such delay, termination, waiver or amendment is not in any manner adverse to the Shareholders of the Company.

   If the Purchaser extends the Offer or is delayed in accepting or paying for Shares, the Depositary may retain the tendered Shares, subject to the right of Shareholders to withdraw Shares to the extent described in Section 4 of this Offer to Purchase. The Purchaser acknowledges that (i) Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Purchaser to pay the consideration offered or return the tendered Shares promptly after the termination or withdrawal of the Offer and (ii) the Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of the preceding paragraph), any Shares upon the occurrence of any of the events described in Section 14 of this Offer to Purchase without extending the period of time during which the Offer is open.

   The Purchaser will make a public announcement of any extension, delay, termination, waiver or amendment as promptly as practicable after it takes place. In the case of an extension, the Purchaser will make a public announcement no later than 9:00 a.m., New York City time, on the business day after the day of the previously scheduled Approval Date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that material changes be promptly disseminated to Shareholders in a manner reasonably designed to inform them of the changes), the Purchaser will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release.

   If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition to the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. Consummation of the Offer is conditioned upon satisfaction of the conditions set forth in Section 14 of this Offer to Purchase. The Purchaser reserves the right (but will not be obligated) to waive any or all of the terms and conditions of the Offer. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning an offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum of 10 business days generally is required to allow for adequate dissemination to Shareholders.

   If the Purchaser increases the price it will pay for tendered Shares, that increase will apply to all Shares which are purchased through the Offer, including Shares which are tendered before the price is increased. The Company furnished mailing labels containing the names and addresses of all record holders of shares as of June 15, 2000 and of those persons becoming record holders after such date, together with copies of all lists of shareholders and security position listing and computer files and all other information in the Company's possession and control regarding the beneficial ownership of its shares of Common Stock.

   2. Acceptance for Payment and Payment for Shares. On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for, all Shares which are validly tendered (and not properly withdrawn in accordance with Section 4 of this Offer to Purchase) prior to the Approval Date; provided that in no event shall Purchaser accept greater than 5,625,000 Shares for payment. If greater than 5,625,000 Shares are tendered pursuant to this Offer, Purchaser shall accept Shares for payment from Shareholders pro rata in proportion to the aggregate number of Shares tendered such that the maximum number of Shares purchased shall equal 5,625,000. Shares will be accepted as soon as practicable after the later to occur of (i) the Approval Date and (ii) the satisfaction or waiver of the conditions set forth in Section 14 of this Offer to Purchase. Any determination concerning the satisfaction of the terms and conditions of the Offer will be in the sole discretion of the Purchaser. See Section 14 of this Offer to Purchase. The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or, subject to the applicable SEC rules, payment for, Shares in order to comply in whole or in part with any applicable law. See Section 15 of this Offer to Purchase.

   On July 18, 2000, an affiliate of the Purchaser filed a Notification and Report Form with respect to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the 30th day after the Notification and Report Form is filed, unless that waiting period is earlier terminated. Either the Antitrust Division of the United States Department of Justice (the "Antitrust Division") or the United States Federal Trade Commission (the "FTC") may extend the waiting period by requesting additional information or documentary material. If there is such a request, the waiting period will expire at 11:59 p.m., New York City time, on the 10th day after there has been substantial compliance with such request. See
Section 15 of this Offer to Purchase for additional information concerning the HSR Act and the applicability of the antitrust laws to the Offer.

   In all cases, payment for Shares which are tendered in response to the Offer and accepted for payment will be made only after timely receipt by the Depositary of (a) the certificate(s) representing the tendered Shares

(the "Share Certificates"), or timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of the Shares (if that procedure is available) into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility"), as described in Section 3 of this Offer to Purchase, (b) a properly completed and duly executed Letter of Transmittal (or facsimile of one), or an Agent's Message in connection with a book-entry transfer, and (c) any other documents required by the Letter of Transmittal.

   An "Agent's Message" is a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from a participant in the Book-Entry Transfer Facility which is tendering Shares that the participant has received, and agrees to be bound by the terms of, the Letter of Transmittal and that the Purchaser may enforce that agreement against the participant.

   For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, tendered Shares when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of the Shares for payment. Payment for Shares which are accepted will be made by deposit of the aggregate purchase price for all the Shares which are accepted for payment with the Depositary, which will act as agent for tendering Shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to the tendering Shareholders. UNDER NO CIRCUMSTANCES WILL THE PURCHASER PAY INTEREST ON THE OFFER PRICE REGARDLESS OF ANY EXTENSION OF THE OFFER OR BY REASON OF ANY DELAY IN PAYING FOR SHARES. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering Shareholders, the Purchaser's obligation to pay for Shares will be satisfied and tendering Shareholders must look solely to the Depositary for payment of amounts owed to them by reason of the acceptance of their Shares pursuant to the Offer. If, for any reason, acceptance for payment of or payment for any Shares tendered in response to the Offer is delayed, or the Purchaser is prevented from accepting for payment or paying for Shares which are tendered in response to the Offer, the Depositary nevertheless may retain, subject to applicable SEC rules, tendered Shares on behalf of the Purchaser and those Shares may not be withdrawn, except to the extent the tendering Shareholder exercises withdrawal rights as described in
Section 4 of this Offer to Purchase. The Company will pay any stock transfer taxes incident to the transfer to Purchaser of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as the charges and expenses of the Depositary.

   If any tendered Shares are not accepted for payment for any reason, or if Share Certificates which are submitted evidence more Shares than are tendered, certificates representing unpurchased or untendered Shares will be returned or sent, without expense to the tendering Shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, Shares which are not purchased will be credited to an account at that Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

   Subject to the provisions of the Purchase Agreement, the Purchaser reserves the right to transfer or assign, in whole, or in part from time to time, to one or more of its affiliates the right to purchase all or any portion of the Shares which are tendered in response to the Offer, but such a transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering Shareholders to receive payment for Shares which are validly tendered in response to the Offer and accepted for payment.

   3. Procedures for Tendering Shares.

   Valid Tender of Shares. Except as set forth below, in order for Shares to be validly tendered in response to the Offer, (a) a Letter of Transmittal or a facsimile of one, properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Approval Date and (b) either (i) the Share Certificates must be received by the Depositary along with the Letter of Transmittal, (ii) the Shares must be tendered using the procedure for book-entry transfer described below, and the Book-Entry Confirmation must be received by the

Depositary prior to the Approval Date, or (iii) the tendering Shareholder must comply with the guaranteed delivery procedures described below.

   THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL, AND OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER. ITEMS WILL BE DEEMED DELIVERED ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

   Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary's account at the Book-Entry Transfer Facility. Although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, a Letter of Transmittal or a facsimile of one, with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other required documents, as well as the Book Entry Confirmation relating to the Shares, must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Approval Date or the guaranteed delivery procedures described below must be followed.

   REQUIRED DOCUMENTS MUST BE TRANSMITTED TO AND RECEIVED BY THE DEPOSITARY AT ONE OF ITS ADDRESSES SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY OR TO THE PURCHASER DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

   Signature Guarantees. Signatures on Letters of Transmittal need not be guaranteed, unless, in the case of the Letter of Transmittal, the Shares to which they relate are being tendered by a registered holder of Shares who has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal. Signatures on Letters of Transmittal on which either of those boxes has been completed must be guaranteed by a firm which is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program (each an "Eligible Institution"). See Instruction 1 of the Letter of Transmittal.

   If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates representing Shares which are not tendered or are not accepted for payment are to be returned, to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on the Share Certificate or stock powers guaranteed (as provided above). See Instructions 1 and 5 of the Letter of Transmittal.

   If Share Certificates are delivered to the Depositary at different times, a properly completed and duly executed Letter of Transmittal (or facsimile of one) must accompany each delivery.

   Guaranteed Delivery. If a Shareholder wishes to tender Shares in response to the Offer, but the Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary prior to the Approval Date, or the procedure for book-entry transfer cannot be completed on a timely basis, the Shares may nevertheless be tendered as follows:

     (i) the tender must be made by or through an Eligible Institution;

     (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided with this Offer to Purchase, is received by the Depositary before the Approval Date; and

     (iii) the Share Certificates representing all tendered Shares, in proper form for transfer, or the Book-Entry Confirmation, together with a properly completed and duly executed Letter of Transmittal (or a facsimile of one), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal must be received by the Depositary within three Nasdaq trading days after the date of execution of the Notice of Guaranteed Delivery.

   A Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary, but must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery distributed with this Offer to Purchase.

   Payment for Shares which are accepted for payment will be made only after
(i) timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, the Shares, (ii) a properly completed and duly executed Letter of Transmittal (or a facsimile of one), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and (iii) any other documents required by the Letter of Transmittal. Accordingly, it is possible that payment will not be made to all tendering Shareholders at the same time.

   Backup United States Federal Withholding Tax. Under the United States federal income tax laws, the Depositary may be required to withhold 31% of the amount of any payments made to certain Shareholders. To prevent backup Federal income tax withholding, each tendering Shareholder must provide the Depositary with the Shareholder's correct taxpayer identification number, or certify that the Shareholder is exempt from backup Federal income tax withholding, by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 11 of the Letter of Transmittal.

   Appointment as Proxy. By executing a Letter of Transmittal, a tendering Shareholder irrevocably appoints the Purchaser, its officers and its designees, as the tendering Shareholder's attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the Shareholder's rights with respect to the Shares tendered by the Shareholder and accepted for payment by the Purchaser. That proxy is considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective if, when and to the extent that the Purchaser accepts the tendered Shares for payment pursuant to the Offer. When tendered Shares are accepted for payment, all prior proxies given by the Shareholder with respect to the tendered Shares and any other securities issued in respect of them will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be deemed effective). The Purchaser, its officers and its designees, will, with respect to the tendered Shares and any other securities for which the appointment is effective, be empowered to exercise all voting and other rights of the tendering Shareholder as they, in their sole discretion, deem proper at any annual, special, adjourned or postponed meeting of the Company's Shareholders, or by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that in order for Shares or other securities to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of the Shares, the Purchaser will be able to exercise full voting rights with respect to the Shares.

   Proxies are effective only as to Shares accepted for payment pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company's Shareholders. Any solicitation of proxies will be made only pursuant to separate proxy soliciting materials complying with the Exchange Act.

   Determinations Regarding Tenders. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any Shares using any of the procedures described above will be determined by the Purchaser, in its sole discretion, and the Purchaser's determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders of Shares which it determines were not in proper form or if the acceptance for payment of, or payment for, the Shares may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to Shares of any particular Shareholder, whether or not similar defects or irregularities are waived in the case of other Shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived.

   The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. None of the Purchaser, any of its affiliates or assigns, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

   Binding Agreement. The Purchaser's acceptance for payment of Shares tendered in response to the Offer will constitute a binding agreement by the tendering Shareholder to sell, and by the Purchaser to purchase, subject to the aggregate 5,625,000 share limit, the tendered Shares on the terms and subject to the conditions of the Offer.

   4. Withdrawal Rights. Except as otherwise provided in this Section 4, tenders of Shares made in response to the Offer are irrevocable, however, Shares tendered in response to the Offer may be withdrawn at any time prior to the Approval Date.

   If the Purchaser extends the Offer, is delayed in its acceptance of Shares for payment or is unable to accept Shares for payment for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, retain tendered Shares on behalf of the Purchaser, and those Shares may not be withdrawn except to the extent that tendering Shareholders are entitled to withdraw them as described in this Section 4. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

   For a withdrawal to be effective, a written or facsimile transmission of a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. A notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and (if Share Certificates have been tendered) the name of the registered holder, if different from that of the person who tendered the Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the release of those Share Certificates, the serial numbers shown on the particular Share Certificates to be withdrawn must be submitted to the Depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. After Shares are properly withdrawn, they will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered at any time prior to the Approval Date using one of the procedures described in Section 3 of this Offer to Purchase.

   All questions as to the form and validity (including, without limitation, time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding. None of the Purchaser, any of its affiliates or assigns, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

   5. Certain United States Federal Income Tax Consequences. The following summary is a general discussion of certain of the material Federal income tax consequences expected to result to holders of Shares tendered and accepted for payment in the Offer. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), and published regulations, rulings and judicial decisions in effect at the date of this Offer to Purchase, all of which are subject to change. The summary does not discuss all aspects of Federal income taxation that may be relevant to a particular holder in light of his or her personal circumstances or to certain types of holders subject to special treatment under the Federal income tax laws, such as life insurance companies, financial institutions, tax-exempt organizations, brokers-dealers and holders of Shares who are not citizens or residents of the United States or who are foreign corporations, foreign partnerships, foreign estates or trusts as to the United States. The following summary may not be applicable with respect to Shares acquired through exercise of employee stock options or otherwise as compensation. It also does not discuss any aspects of state or local tax laws or of tax laws of jurisdictions outside the United States of America.

   THE DESCRIPTION OF FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS FOR GENERAL INFORMATION ONLY. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE SALE OF THEIR SHARES, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

   Sales of Shares in response to the Offer will be taxable transactions for Federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. For Federal income tax purposes, a tendering Shareholder will generally recognize gain or loss equal to the difference between the amount of cash received by the Shareholder upon sale of the Shares and the Shareholder's adjusted tax basis in the Shares which are sold. Under present law, gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer. Shares acquired on different dates or at different prices are treated as separate blocks of Shares. Treasury Regulation 1.1012 provides rules that govern the block of Shares that a Shareholder is treated as tendering.

   If tendered Shares are held by a tendering Shareholder as capital assets, gain or loss recognized by the tendering Shareholder will be capital gain or loss, and will be long-term capital gain or loss if the tendering Shareholder's holding period for the Shares exceeds one year. Long-term capital gain recognized by a Shareholder who is an individual will generally be taxed at a maximum Federal tax rate of 20%. Short term capital gain recognized by an individual will generally be taxed at the individual's ordinary income tax rate. Capital gain recognized by a tendering corporate Shareholder will be taxed at the same rates as apply to ordinary income. The deductibility of capital losses is subject to limitations. Corporations are only permitted to use capital losses to offset capital gains. Individuals are generally only permitted to use capital losses to offset capital gains plus the lower of (i) $3000 ($1500 in the case of a married individual filing a separate return) or
(ii) the excess of such capital loss over such capital gains.

   A Shareholder (other than certain exempt Shareholders, including all corporations and certain foreign individuals) who tenders Shares may be subject to backup withholding at a rate of 31% with respect to the gross proceeds from the sale of Shares unless the Shareholder provides its taxpayer identification number ("TIN") and certifies that the TIN is correct or properly certifies that it is awaiting a TIN. This should be done by completing and signing the substitute Form W-9 included as part of the Letter of Transmittal. A Shareholder that does not furnish its TIN also may be subject to a penalty imposed by the IRS.

   If backup withholding applies to a Shareholder, the Depositary is required to withhold 31% from each payment to that Shareholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the Federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the Shareholder upon filing an income tax return.

   6. Price Range of Shares; Dividends. The Shares trade on the Nasdaq Stock Market (the "Nasdaq") under the symbol "EFTC." The following table sets forth, for the periods indicated, the high and low sales prices per Share as reported by the Nasdaq:

                                                                    Sales Price
                                                                   -------------
                                                                    High   Low
                                                                   ------ ------
      1998 Calendar Year
        First Quarter............................................. $17.00 $12.81
        Second Quarter............................................  18.31  11.50
        Third Quarter.............................................  13.75   2.84
        Fourth Quarter............................................   5.06   2.62
      1999 Calendar Year
        First Quarter............................................. $ 5.75 $ 3.37
        Second Quarter............................................   6.75   4.00
        Third Quarter.............................................   5.19   2.63
        Fourth Quarter............................................   3.59   1.50
      2000 Calendar Year
        First Quarter............................................. $ 3.38 $ 1.94
                                                                   ------ ------
        Second Quarter............................................ $ 3.19 $ 1.69
                                                                   ------ ------

   On March 29, 2000, the last full day of trading before the day on which the initial public announcement that the Purchaser and the Company had executed the Purchase Agreement, the last sale price of the Shares reported on the Nasdaq was $2.97 per Share. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

   According to the Company's publicly available documentation and filings with the SEC, the Company did not declare or pay any cash dividends during any of the periods indicated in the above table. In addition, under the terms of the Purchase Agreement, the Company is not permitted to declare or pay dividends with respect to the Shares up to and including the Approval Date. See Section 13 of this Offer to Purchase.

   7. Certain Effects of the Transaction.

   Nasdaq Stock Market. The purchase of Shares by the Purchaser pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and, depending upon the number of Shares so purchased, could adversely affect the liquidity and market value of the remaining Shares held by the public.

   The Shares are listed on The Nasdaq Stock Market. However, after consummation of the Offer and depending upon the aggregate market value of publicly held shares, the Company's net tangible assets and the number of remaining Shareholders, the Shares may no longer meet the requirements for continued listing on The Nasdaq Stock Market. According to one of the quantitative maintenance criteria under The Nasdaq Stock Market's published rules, the Shares may be delisted if, among other things, the aggregate market value of publicly held shares falls below $5 million, the Company's net tangible assets are below $4 million or the number of total Shareholders falls below 400. As of July 14, 2000, the Company had net tangible assets of approximately $16.2 million and the market value of publicly traded shares of approximately $37.6 million. If as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of the Nasdaq for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected. Through September 30, 2010, (i) the Company will use commercially reasonable efforts to maintain the listing of the Company's Common Stock on the Nasdaq National Market, and to list the Company's Common Stock on The Nasdaq SmallCap Market if the Company's Common Stock is de-listed or is in the process of being de-listed from the Nasdaq National Market and (ii) the Purchaser will use commercially efforts to cause the Company to comply with the non-quantitative designation criteria applicable to Nasdaq National Market issuers and to comply with any applicable minimum per share bid price by effecting a reverse stock split if necessary.

   The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or lesser than the Offer Price.

   Exchange Act Registration. The Shares are currently registered under the Exchange Act. That registration may be terminated upon application of the Company to the SEC if the Shares are not listed on a national securities exchange or quoted on Nasdaq and there are fewer than 300 record holders of the Shares. The termination of registration of the Shares under the Exchange Act would substantially reduce the information the Company would be required to furnish to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of
Section 16(b) of the Exchange Act, the requirement that the Company furnish a proxy statement or information statement in connection with Shareholder actions pursuant to Section 14 of the Exchange Act, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going-private" transactions, no longer applicable to the Company. See Section 15 of this Offer to Purchase. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of those securities pursuant to Rule 144 under the Securities Act of 1933, as amended.

   Margin Regulations. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, shares of the Common Stock would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

   8. Certain Information Concerning the Company. The information concerning the Company contained in this Offer to Purchase has been taken from or is based upon publicly available documents and records on file with the SEC and other public sources. None of the Purchaser, any of its affiliates or assigns or the Depositary assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in those documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of that information of which none of the Purchaser, any of its affiliates or assigns, or the Depositary.

   General. The Company's principal executive offices are currently located at 9351 Grant Street, Sixth Floor, Denver, Colorado 80229 and the general telephone number is (303) 451-8200. The Company has announced that it intends to relocate its principal executive offices to Phoenix, Arizona by the end of 2000. The Company is an independent provider of high mix electronic manufacturing services to original equipment manufacturers in the computer peripherals, medical equipment, industrial controls, telecommunications equipment and electronic instrumentation industries. The Company's manufacturing services consist of assembling complex printed circuit boards (using both surface mount and pin-through-hole technologies), cables, electro-mechanical devices and finished products. High mix manufacturing involves processing small-lots of complex printed circuit boards at high production speeds.

   The Company is subject to the informational and reporting requirements of the Exchange Act and is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of those persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's Shareholders and filed with the SEC. These reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of this material may be obtained by mail, upon payment of the SEC's customary fees, from the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains an Internet site on the world wide web at http://www.sec.gov that contains reports, proxy statements and other information.

   9. Certain Information Concerning the Purchaser and its Affiliates.

   The Purchaser. The Purchaser is a Delaware limited liability company organized in order to enter into the transactions which are the subject of the Purchase Agreement. The principal executive offices of the Purchaser are located at 1455 Pennsylvania Avenue, N.W., Washington, D.C. 20004 and the telephone number is (202) 371-0150. Thayer-BLUM Funding, L. L.C. was formed by affiliates of Thayer Capital Partners and BLUM capital partners to hold securities of the Company. Thayer Capital Partners is a private equity investment firm based in Washington, DC. Thayer manages two private equity funds with more than $1.2 billion under management. The firm focuses on buyouts and growth equity investments in four primary industries: information technology and services, electronics and outsourced manufacturing, travel and leisure services, and outsourced business services.

   BLUM Capital Partners is a San Francisco-based private equity and strategic block investment firm, which manages in excess of $3 billion in capital both domestically and internationally. BLUM has invested in a wide variety of businesses and has been successful initiating value-enhancing strategies, including going-private transactions, equity infusions to either restructure a balance sheet or provide growth capital, share repurchases, acquisition programs, and business unit divestitures. The Purchaser does not have any significant assets or liabilities and has not engaged in activities other than those incidental to its formation and capitalization, its execution of the Purchase Agreement and preparation for the Offer.

   Financial Information. Set forth below is a summary of certain unaudited financial information with respect to the Purchaser since its formation. Audited financial statements are unavailable because the Purchaser and its affiliates are not subject to the periodic reporting requirements of the Exchange Act.

                          THAYER-BLUM FUNDING, L.L.C.

                      STATEMENT OF ASSETS AND LIABILITIES
                               (Income Tax Basis)
                              As of July 14, 2000
                                  (Unaudited)

ASSETS

Note receivable from Company (including accrued interest).......... $70,385,000
                                                                    -----------
  Total Assets..................................................... $70,385,000
                                                                    ===========
Liabilities and Partners' Capital
  Total liabilities................................................ $         0
                                                                    -----------
Partners' capital.................................................. $70,385,000
                                                                    -----------
  Total liabilities and partners' capital.......................... $70,385,000

                          THAYER-BLUM FUNDING, L.L.C.

                  STATEMENT OF INCOME AND COMPREHENSIVE INCOME
                               (Income Tax Basis)
             For the Period from March 27, 2000 (Date of Inception)
                             Through July 14, 2000
                                  (Unaudited)

Revenues (interest income).......................................... $2,385,000
Total revenue.......................................................  2,385,000
                                                                     ----------
Expenses............................................................          0
                                                                     ----------
Net Income (loss)...................................................  2,385,000
Other comprehensive income, net of tax:
  Other comprehensive income........................................          0
  Comprehensive income..............................................  2,385,000

                          THAYER-BLUM FUNDING, L.L.C.

                   STATEMENT OF CHANGES IN PARTNERS' CAPITAL
                               (Income Tax Basis)
             For the Period from March 27, 2000 (Date of Inception)
                             Through July 14, 2000
                                  (Unaudited)

                                              Thayer       BLUM        Total
                                            ----------- ----------- -----------
Partners' capital, March 27, 2000.......... $       --  $       --  $       --
Contributions..............................  40,800,000  27,200,000  68,000,000
Distributions..............................         --          --          --
Net income.................................   1,431,000     954,000   2,385,000
                                            ----------- ----------- -----------
Partners' capital July 14, 2000............ $42,231,000 $28,154,000 $70,385,000
                                            =========== =========== ===========

                          THAYER-BLUM FUNDING, L.L.C.

                            STATEMENTS OF CASH FLOWS
                               (Income Tax Basis)
             For the Period from March 27, 2000 (Date of Inception)
                             Through July 14, 2000
                                  (Unaudited)

Cash flows from operating activities:
  Net income (loss).............................................. $  2,385,000
  Adjustments to reconcile net loss to net cash used in operating activities:
    Net cash provided by operating activities....................    2,385,000
Cash flows from investing activities:
  Purchase of investments........................................  (70,385,000)
    Net cash used in investing activities........................  (70,385,000)
Cash flows from financing activities:
  Capital contributions..........................................   68,000,000
    Net cash provided by financing activities....................   68,000,000
    Net change in cash...........................................            0
Cash, beginning of the period....................................            0
Cash, end of the period..........................................            0

   The name, citizenship, business address, principal occupation or employment and employment information for each of the principals of the Purchaser are set forth in Schedule I to this Offer to Purchase. The Purchaser and Mr. Goettman are currently deemed to be beneficial owners of 3,093,154 Shares pursuant to the Warrant. Based upon the Shares outstanding as of July 17, 2000, the Purchaser and Mr. Goettman would be deemed beneficial owners of 16.5% of the Company's outstanding Shares. Except as described in this Offer to Purchase, none of the Purchaser, or, to the best of their knowledge, any of the persons listed on Schedule I to this Offer to Purchase has effected any transaction in any equity security of the Company during the past 60 days. During the last 5 years none of the Purchaser's principals or general partners was (1) convicted in a criminal proceeding or (2) party to a civil proceeding of a judicial or administrative body and as a result of the proceeding was or is subject to a judgment enjoining future violations of or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

   Except as described above, none of the Purchaser, its affiliates or, to the best of their knowledge, any of the persons listed on Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies. Except as described in this Offer to Purchase, none of the Purchaser, its affiliates or, to the best of their knowledge, any of the persons listed on Schedule I to this Offer to Purchase has had any transactions with the Company or any of its executive officers, directors or affiliates that would require reporting under the rules of the SEC.

   Except as described in this Offer to Purchase, there have been no contacts, negotiations or transactions between the Purchaser, or their respective subsidiaries or affiliates, or, to the best of their knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets.

   Available Information. None of the Purchaser or its affiliates is subject to the information requirements of the Exchange Act and, accordingly, do not file reports or other information with the SEC under the Exchange Act relating to its business, financial position, results of operations or other matters. However, the Purchaser has filed a Form 3, a Schedule 13D and a Schedule TO and exhibits thereto with the SEC in connection with the Purchase Agreement and the Offer.

   10. Source and Amount of Funds. If all the outstanding Shares are tendered in response to the Offer, the Purchaser would be required to pay a total of approximately $22,500,000 to purchase the tendered Shares. The Offer is not conditioned on any financing arrangements. The Purchaser expects to obtain the funds required to consummate the Offer through capital contributions or advances made directly or indirectly by its affiliates.

   11. Background of the Offer; Contacts with the Company.

   Background. Beginning in the fourth quarter of 1998, the Company's need for capital increased and the Company engaged a broker to seek financing in 1999. In early October 1999, the Company engaged in discussions with Bank One Colorado, N.A. and the other lenders under its senior credit facility with a view to obtaining waivers of certain financial covenants with which it would be unable to comply. Bank One stated its desire to be fully repaid by year-end. The loan agreement was amended at the end of October to change certain financial covenants and to provide for a new maturity date of December 30, 1999. Because of its liquidity needs, in November 1999, the Company obtained a $5 million subordinated loan from a director of the Company and engaged an additional broker to obtain subordinated financing of up to $25 million, as well as senior debt of at least $40 million.

   On December 1, 1999, the Company engaged Murphy Noell Capital, L.L.C. ("Murphy Noell") to obtain subordinated debt or equity financing for the Company that also would permit the Company to obtain a new senior lender to replace the existing senior bank group. Murphy Noell contacted an affiliate of the Purchaser, Thayer Equity Investors IV, L.P. ("Thayer") regarding a possible investment in the Company on December 5, 1999. Thayer expressed interest in a possible transaction that involved a change of control of the Company.

   Negotiations with Thayer and BLUM. On January 12, 2000, representatives of Thayer met with Messrs. Jack Calderon (President and Chairman of the Board of Directors) and Stuart Fuhlendorf (then the Company's Chief Financial Officer) at the Company's Phoenix manufacturing facility. On January 14, 2000, Thayer contacted BLUM Capital Partners, L.P., an affiliate of the Purchaser ("BLUM"), to inquire about BLUM's interest in participating with Thayer in a potential transaction involving the Company.

   On January 21, 2000, BLUM indicated to Thayer its interest in jointly pursuing such a transaction. Also on January 21, 2000, Thayer presented its initial proposal to the Company. The proposal called for an initial investment of approximately $35 million in the Company in exchange for the issuance by the Company of senior subordinated notes bearing interest at a rate of 12.5% per annum payable in kind and warrants to purchase approximately 3.1 million shares of the Company's common stock (representing approximately 19.9% of the Company's outstanding shares) at $.01 per share. Thayer would conduct a tender offer for approximately 9.6 million shares of the Company's outstanding common stock (approximately 62.4%) at a price of $4.00 per share. Shareholder approval would also be sought under the rules of the Nasdaq Stock Market. Upon receipt of shareholder approval, the senior subordinated notes would become convertible into the Company's common stock at $3.00 per share, the interest rate on the notes would be reduced to 11% per annum, the number of shares issuable upon exercise of the warrants would be reduced to 2.5 million, and Thayer would be entitled to designate a majority of the Company's board of directors.

   The Company's board of directors met at a regularly scheduled meeting on January 21, 2000. Representatives of Murphy Noell were present, and together with Messrs. Calderon and Fuhlendorf, described the five best proposals for subordinated indebtedness or equity financing that had been received by the Company, including the initial proposal from Thayer. The board focused its discussion on the proposal received from Thayer, and requested that certain changes be made to it, including a reduction of the interest rate to 8.25% per annum and the termination of all warrants upon receipt of shareholder approval, in exchange for a reduction of the conversion price of the senior subordinated notes to $2.50. After discussion, the board authorized management to execute an exclusivity agreement and pursue discussions with Thayer, subject to board approval of the final transaction. On January 24, 2000, Thayer presented a revised proposal to the Company that responded to concerns expressed by the Company's board of directors at the January 21st meeting.

   In late January 2000, Thayer met with the Company to conduct initial due diligence at the Company's offices, and the Company and Thayer signed an exclusivity agreement with respect to the transaction that could be terminated by either party after February 21, 2000 if definitive agreements had not been entered into by that date. During the remainder of January and in February, Thayer and BLUM and their representatives continued both legal and business due diligence. In addition, the Company and Thayer continued discussions during February regarding the basis on which a transaction might proceed.

   On March 2, 2000, Thayer presented a revised proposal that increased the initial investment to $45 million, increased the interest rate of the senior subordinated notes to 15.0%, increased the interest rate on the convertible notes to 8.625% and the conversion price to $2.55 per share and increased the number of shares sought in the tender offer to 9.7 million.

   Appointment of Special Committee. The Company's board of directors met on March 5, 2000 to consider the revised proposal. At that time, the board appointed a special committee to conduct further negotiations with Thayer and to submit a recommendation to the full board of directors. The special committee consisted of Robert K. McNamara, Chairman, Gerald J. Reid, Charles E. Hewitson, Allen S. Braswell, Jr. and Masoud S. Shirazi, and was expressly authorized to engage a financial advisor to deliver an opinion as to the fairness, from a financial point of view, of the proposed transactions with Thayer to the Company and its shareholders.

The special committee met separately from the board of directors on March 5 and March 15, 2000. On March 17, 2000, Needham & Company, Inc. was formally engaged by the special committee to deliver a fairness opinion on the transaction. At meetings of the special committee on March 15 and the board of directors on March 21, 2000, Needham reported orally on its progress toward being able to deliver a fairness opinion when requested to do so by the special committee.

   Between March 5 and March 21, 2000, Mr. McNamara and counsel conducted negotiations with Thayer on the transaction, with emphasis on limiting or eliminating provisions of the agreement that might have precluded the Company from completing a competing transaction after a new exclusivity agreement or a definitive agreement had been signed. By the conclusion of these negotiations, the parties had reached an understanding that if the Company were to terminate the agreement to accept a superior proposal, the Company would pay Thayer's expenses and a $1.5 million termination fee, would repay the senior subordinated note without premium, and would redeem the warrants for a payment beginning at $5 million that would increase to $6 million based upon when the redemption right was exercised. During this period, Mr. McNamara also contacted Bank One to determine if there was any basis upon which the bank lending group would extend the maturity date of the Company's senior credit facility to permit the Company to pursue financing proposals other than that proposed by Thayer and BLUM; he was advised there was not.

   The Company and its counsel met with representatives of Thayer and BLUM and their counsel on March 20 through 22, 2000 to negotiate definitive agreements with respect to the transaction. On March 21, 2000, Thayer and BLUM advised the Company that they had revised their proposal to reflect an increase of the initial investment to $54 million, an increase of the initial interest rate on the senior subordinated notes to 15%, a reduction of the initial conversion price on the convertible notes and a reduction of the number of shares to be purchased in the tender offer to 8.25 million. Thayer and BLUM conditioned closing on resolving a dispute with Murphy Noell as to the amount payable to it as a broker in connection with the transaction and settling or insuring over two class action securities lawsuits that had been filed against the Company in 1998. On March 30, 2000, a preliminary settlement was reached on the two class action lawsuits within the parameters established by Thayer and BLUM and in early April 2000 the Company filed papers in appropriate courts giving notice of its agreement to settle the cases, subject to court approval. A motion to approve the settlement was filed in early June 2000 and is now pending. The settlement provides for the payment by the Company of cash and the issuance of
1.3 million shares of common stock into the settlement fund.

   On March 21, 2000, the special committee met with the balance of the board of directors in attendance to discuss the status of negotiations for the transaction. Mr. Calderon reported on the revised proposal made by Thayer and BLUM. After extensive discussion, the special committee approved continued negotiations for the transaction on the basis of the revised proposal.

   During the following week, the Company, Thayer and BLUM continued negotiations on the terms of the transaction and the form of definitive agreements. The special committee met on March 29, 2000 to consider the transaction as then proposed. The balance of the board of directors was also in attendance at that meeting. Needham & Company, Inc. orally delivered a fairness opinion that the issuance of the Exchangeable Notes and Warrants and the tender offer, when taken together, are fair to the Company and its shareholders (other than the Purchaser and its affiliates), from a financial point of view. Counsel reviewed the principal terms of the transaction with the special committee and the board of directors. After extensive discussion, the special committee concluded that recapitalization transaction as a whole was fair to and in the best interests of the Company and its shareholders and referred the matter to the full board of directors for approval. A meeting of the board of directors was then convened, at which the board of directors concluded that the recapitalization transaction as a whole was fair to and in the best interests of the Company and its shareholders, approved the recapitalization transaction and recommended that appropriate matters be submitted to the Company's shareholders for approval.

   Documentation for the transaction was finalized on March 30, 2000. An agreement had not been reached with Murphy Noell. Immediately prior to closing, the Company agreed with Thayer and BLUM that the initial conversion price of the convertible notes would be reduced to reflect any adverse determination or settlement with respect to Murphy Noell from that agreed. Implementation of such adjustment to the conversion price was subject to approval of the board of directors and the special committee. The initial transaction was closed and the Company's senior loan with Bank One was repaid on its due date.

   Closing of the initial transaction was conditional upon the simultaneous closing of a new credit facility. The Company closed a revolving line of credit of up to $45 million with a maturity date of March 2003 with Bank of America at the same time as the transaction with the Purchaser.

   Murphy Noell Settlement. The Company negotiated a settlement with Murphy Noell effective on April 5, 2000. Payments to be made to Murphy Noell required a reduction of the conversion price of the convertible notes from $2.60 to $2.58 under the terms of the agreement reached with Thayer and BLUM immediately prior to closing. The board of directors met on April 9, 2000 to consider approving the reduction. The board of directors referred the matter to the special committee with authority to consider, and approve if appropriate, the reduction in the conversion price of the Convertible Notes. The special committee requested that Needham advise whether the reduced conversion price of the Convertible Notes would have affected Needham's opinion that was delivered on March 29, 2000. The special committee met on April 27, 2000, at which time Needham orally confirmed that it did not believe that the establishment of the conversion price at $2.58, had it been considered as part of its analyses in connection with its earlier opinion, would have altered its conclusion set forth in that opinion, as of the date of the opinion. The special committee then authorized the reduction in the conversion rate in accordance with the previous delegation to it by the board of directors. The form of the Convertible Notes to be delivered was revised to reflect the reduction.

   Additional Investment and Revised Tender Offer. Representatives of the Purchaser approached Mr. Calderon on May 19, 2000 stating their concern over, among other things, adverse changes represented by Honeywell's desire to see certain management changes at the Company and their belief that the Company needed significant additional working capital. On May 23, 2000, Mr. Calderon reported the substance of these discussions to most members of the board of directors, who met by conference telephone. No representatives of the Purchaser were present. The group discussed implications of the Purchaser's views and possible responses by the Company.

   The Company's board of directors met at a regularly scheduled meeting on May 24, 2000. At the meeting, Messrs. Goettman and Walker, members of the board designated by the Purchaser, stated that they did not believe that the Purchaser would be obligated to consummate the tender offer because of material adverse changes affecting the Company since March 30, 2000 represented by, among other things, the concerns raised by Honeywell and the Company's need for additional working capital. They also indicated that the Purchaser would consider a revised transaction involving additional investment in the Company and a tender offer of reduced size. Other members of the board of directors expressed strong disagreement that any material adverse change had occurred that would affect consummation of the tender offer. The board of directors authorized the formation of a group to assess the magnitude of the Company's need for additional working capital, if any, and how it should be addressed.

   Throughout the day on May 25, 2000, representatives of the Company and the Purchaser met at the Company's offices to analyze the Company's need for additional working capital. They also discussed the amount and form of additional investment the Purchaser would be willing to make in the Company in conjunction with a tender offer of reduced size. Members of the board of directors met that evening and discussed the status of discussion with the Purchaser and Mr. Calderon had discussions with Messrs. Goettman and Walker over the Memorial Day weekend to determine if the Purchaser would improve their proposal and eliminate most conditions to consummation of the tender offer.

   On the evening of May 29, 2000, the board authorized the special committee to consider and recommend to the full board whether the Company should agree to an additional investment from the Purchaser and a reduction in the size of the tender offer and to engage Needham as a financial advisor to address the fairness of any revised transaction.

   The Company's board of directors and special committee met again on May 30, 2000, without Messrs. Goettman and Walker, to discuss the status of discussions between the Company and the Purchaser. Mr. Calderon explained that the Purchaser had proposed to invest an additional $14 million in the Company in notes that would be exchanged for Convertible Preferred Stock upon consummation of a Successful Tender Offer with the maximum number of shares that could be acquired in the tender offer being reduced to 5.625 million at the same $4.00 per share purchase price. At that time, the parties had not reached agreement on the scope of conditions to consummation of the tender offer.

   Needham was formally engaged to render an opinion as to the fairness of the revised transaction to the Company and its shareholders on May 31, 2000.

   Between May 31, 2000 through June 5, 2000, counsel for the Company and counsel for the Purchaser negotiated a term sheet for an additional investment by the Purchaser and a tender offer of reduced size, including a detailed list of conditions to the obligations of the Purchaser to consummate the tender offer. Mr. Calderon continued negotiations with Messrs. Goettman and Walker as to elements of the revised transaction during the same period and reached an understanding about the scope of the conditions to consummation of the tender offer.

   The special committee met on June 5, 2000 to consider revising the terms of the transaction. Other members of the board of directors were also in attendance at that meeting. Needham orally delivered its opinion that the initial investment, the additional investment and the tender offer, when taken together, are fair to the Company and its shareholders (other than the Purchaser and its affiliates), from a financial point of view. Counsel reviewed the principal differences that would result from the proposed transaction with the special committee and the board of directors. After discussion, the special committee concluded that revised transaction (the "Amended Recapitalization Transaction") as a whole was fair to and in the best interests of the Company and its shareholders and referred the matter to the full board of directors for approval. A meeting of the board of directors was then convened, at which the board of directors concluded that the Amended Recapitalization Transaction as a whole was fair to and in the best interests of the Company and its shareholders, approved the Amended Recapitalization Transaction and recommended that appropriate matters be submitted to the Company's shareholders for approval. The board of directors also authorized that appropriate documents evidencing the revised transaction be prepared and executed by the Company.

   The Amended Recapitalization Transaction was announced on June 6, 2000, and definitive agreements reflecting the revised transaction were executed on July 12, 2000. Under those agreements, the Purchaser closed an additional $14 million investment in the Company on July 14, 2000.

   12. Purpose of the Purchase Agreement and the Offer; Plans for the Company.

   Purpose. The purpose of Purchase Agreement and the Offer is to enable the Purchaser to acquire control of the Company. Certain directors of the Company and other beneficial owners of Shares, have agreed to vote any and all beneficially owned Shares in favor of the Offer at the Shareholders Meeting pursuant to a Voting Agreement dated as of March 29, 2000.

   The primary benefits of the Offer to the Shareholders of the Company are that such Shareholders are being afforded an opportunity to sell Shares for cash at a price which represents a premium of approximately 35% over the closing sales price of the Shares on March 30, 2000, the last full trading day prior to the initial public announcement that the Company and the Purchaser had executed the Purchase Agreement.

   Plans for the Company. Once the Purchaser controls the Company, it will seek to work with consultants and advisors to facilitate and accelerate the Company's business plans with regard to its manufacturing, hiring and purchasing initiatives. The Company has hired new officers for certain positions, including a chief executive officer and a chief financial officer. The new chief executive officer became an employee of the Company effective July 17, 2000 and the chief financial officer will become an employee of the Company effective July 24, 2000. The Purchaser also intends to move the Company's headquarters from the Denver, Colorado area to the Phoenix, Arizona area as part of a restructuring of the Company's business operations. The Purchaser will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer, and will take such further actions as it deems appropriate under the circumstances then existing. Such actions could include changes in the Company's business, corporate structure, articles of incorporation, by-laws, capitalization, Board of Directors, management or dividend policy, although, except as disclosed in this Offer to Purchase, the Purchaser has no current plans with respect to any of such matters.

   Recommendation. The Company's Board of Directors (i) has determined that the transactions contemplated by the Purchase Agreement and the Offer when taken together are fair to, and in the interests of, the Company and its Shareholders from a financial point of view and (ii) recommends that the Company's Shareholders accept the Offer and tender their Shares in response to the Offer. The Board may withdraw, modify or refrain from making its recommendation if, after consultation with and based upon the advice of independent legal counsel, the Board determines in good faith that such action is necessary for the Board to comply with its fiduciary duty under applicable law.

   Acquisition Proposals. The Company may, directly or indirectly, furnish information and access, in each case in response to unsolicited requests therefor received after the date of the Purchase Agreement, with appropriate assurances of confidentiality, to any corporation, partnership, person or other entity or group, and, in response to unsolicited requests, may participate in discussions and negotiate with any corporation, partnership, person or other entity or group concerning a proposal for any merger, sale of any material assets of the Company, sale of shares of voting capital stock of the Company having over 15 percent of the aggregate voting power of all the Company's capital stock or other transaction involving the transfer of effective control of the Company or any division thereof ("Acquisition Proposal"), if the Company's Board of Directors, after consultation with its outside counsel and its financial advisor, and such other advisors as it deems appropriate, determines in its good faith judgment that its fiduciary duties require such action. In addition, in the event of such determination by the Company's Board of Directors, the Company may direct its officers and other appropriate personnel to cooperate with and be reasonably available to consult with any such corporation, partnership, person or other entity or group. The Company promptly shall advise the Purchaser orally, and in a written notice, of any Acquisition Proposal and any inquiries or developments with respect thereto, and shall, in such notice, provide a detailed description of such Acquisition Proposal, indicating the identity of the offeror and the material terms and conditions of any such Acquisition Proposal, including, without limitation, price. The Company agreed that it shall not enter into any agreement pursuant to which the Company is to provide information to any person, entity or group in connection with a proposed or possible Acquisition Proposal in which agreement such person, entity or group is permitted to buy shares of the Common Stock of the Company, or make any amendment, waiver, or release with respect thereto, unless, at or prior to entering into such agreement or making such amendment, waiver, or release with respect thereto, unless, at or prior to entering into such agreement or making such amendment, waiver, or release, the Company agrees to permit the Purchaser to buy shares of Common Stock to the same extent and on substantially comparable terms as such person, entity or group. Neither the Company's Board of Directors nor any committee thereof shall
(i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the Purchaser the approval or recommendation by the Board of the Offer, or
(ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; provided, that nothing shall prevent the Board of Directors from considering an Acquisition Proposal in anticipation of terminating the Purchase Agreement. See Section 14 of this Offer to Purchase.

   Termination of the Purchase Agreement. In the event of a termination (other than a termination caused (i) because the Board of Directors shall have withdrawn or modified, or resolved to withdraw or modify, in any manner which is adverse to the Purchaser, its recommendation or approval of the transactions under the Purchase Agreement or (ii) because the Board of Directors shall have received an Acquisition Proposal which, after meeting certain conditions, determined in its good faith judgment that its fiduciary duties required it to consider and pursue), no party shall have any liability or further obligation in respect thereof, other than the or further obligation in respect thereof, other than the parties' obligations to treat the transactions confidentially and the Company's obligation to pay certain expenses of the Purchaser. In the event the Purchase Agreement is terminated pursuant to clause (i) or (ii) above, the Company shall (a) immediately pay a fee of $1.5 million to the Purchaser and (b) reimburse all of the Purchaser's out-of-pocket costs and expenses relating to the Purchase Agreement up to an additional $1.5 million net of any amounts previously paid toward expenses.

   Representations and Warranties. The Purchase Agreement contains various customary representations and warranties made by the Company and the Purchaser, including with respect to, among other things, organization, capitalization, financial statements, public filings, litigation, compliance with laws, the absence of certain changes with respect to the Company, employee benefit plans and environmental issues.

   13. Capital Stock and Dividends. From March 30, 2000 until the Approval Date, except as contemplated by the Purchase Agreement or as otherwise approved by the Purchaser, with respect to employee matters and certain restrictions with respect to Company assets, the Company may not, and may not permit any of its subsidiaries to, issue, pledge or sell any shares of capital stock or any other securities of any of them or issue any securities convertible into, exchangeable for or representing a right to purchase or receive, or enter into any contract with respect to the issuance of, any shares of capital stock or any other securities of any of them (other than pursuant to the Purchase Agreement, the Rights Agreement or the exercise of options or vesting of employee stock awards outstanding on March 30, 2000), or enter into any contract with respect to the purchase or voting of shares of their capital stock or adjust, split, combine or reclassify any of their securities, or make any other material changes in their capital structures. Further, during such period, the Company may not, and may not permit any of its subsidiaries to, declare, set aside, pay or make any dividend or other distribution or payment (whether in cash, stock or property) with respect to, or purchase or redeem, any shares of the capital stock of any of them and other than dividends, distributions and payments made solely to the Company or a Subsidiary of the Company which Subsidiary is retained by the Company through the Approval Date.

   14. Conditions of the Offer. The Purchaser will not be required to accept for payment or, subject to any applicable SEC rules, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, the Shares which are tendered in response to the Offer if: (i) as of the Approval Date (A) any applicable waiting period under the HSR Act has not expired or terminated or (B) the Minimum Condition has not been satisfied, or
(ii) before the time of acceptance for payment for any Shares, any of the following events has occurred and is continuing:

     (a) there is threatened in writing or pending any suit, action or proceeding by any Governmental Entity against the Purchaser, the Company or any Subsidiary of the Company (i) seeking to prohibit or impose any material limitations on the Purchaser's ownership or operation (or that of any of their respective Subsidiaries or Affiliates) of all or a material portion of their (to the extent it relates to Offer) or the Company's businesses or assets, or to compel the Purchaser or its respective Subsidiaries and Affiliates to dispose of or hold separate any material portion of the business or assets of the Company and its Subsidiaries or (to the extent it relates to the Offer) Purchaser and its Affiliates, in each case taken as a whole, (ii) challenging the acquisition by the Purchaser of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the performance of any of the other transactions contemplated by this Agreement, or seeking to obtain from the Company, and (to the extent it relates to the Offer) the Purchaser any damages that are material in relation to the Company and its Subsidiaries taken as a whole, (iii) seeking to impose material limitations on the ability of the Purchaser, or render the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer, or (iv) seeking to impose material limitations on the ability of Purchaser effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's shareholders;

     (b) there is any statute, rule, regulation, judgment, order or injunction (other than a temporary or preliminary injunction that is removed within ten (10) days) enacted, entered, enforced, promulgated, or deemed applicable, pursuant to an authoritative interpretation by or on behalf of a Governmental

  Authority, to the Offer, or any other action shall be taken by any Governmental Authority other than the application to the Offer of applicable waiting periods under HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

     (c) there has occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, the American Stock Exchange or the Nasdaq Stock Market for a period in excess of twenty-four (24) hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (ii) a declaration of a general banking moratorium or any general suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States (which shall not include the United States' participation in the NATO peacekeeping mission in the provinces of the former Yugoslavia (including but not limited to Serbia, Kosovo and Albania)), (iv) any material limitation by any United States governmental authority on the extension of credit generally by banks or other lending institutions, or (v) a change in general financial, bank or capital market conditions which materially and adversely affects the ability of financial institutions in the United States to extend credit or syndicate loans or
  (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

     (d) (i) the Company's Board of Directors or any committee thereof has withdrawn or modified in a manner adverse to the Purchaser its approval or recommendation of the Offer or the Purchase Agreement, or approved or recommended any Acquisition Proposal or (ii) the Company has entered into any agreement with respect to any Superior Proposal;

     (e) all consents, permits and approvals of Governmental Authorities and other persons listed in Schedule 3.9 to the Purchase Agreement shall not have been obtained with no material adverse conditions attached and no material expense imposed on the Company or any of its Subsidiaries;

     (f) the Purchase Agreement has been terminated in accordance with its terms;

     (g) either (i) the members of the Board of Directors shall not have tendered resignations therefrom to be effective upon the closing of a Successful Tender Offer or (ii) the size of the Board has been increased such that the Purchaser is not able to designate the majority of the members of the Board of Directors;

     (h) Honeywell, Inc. has (A) given a written notice to the Company of default and right to cure under Section 16.1 of the Long Term Supply Agreement between Honeywell, Inc. Commercial Aviation Systems and the Company, which notice has not been withdrawn by Honeywell and (B) terminated the Long Term Supply Agreement;

     (i) the Company has (i) made any restricted payment prohibited by
  Section 7(e) of the Exchangeable Notes, (ii) incurred indebtedness in excess of that permitted by Section 7(i) of the Exchangeable Notes, (iii) recapitalized (other than as expressly contemplated by the Offer), merged or consolidated the Company, (iv) authorized or issued securities other than (A) in settlement of the securities litigation as currently agreed,
  (B) pursuant to currently outstanding options or warrants, (C) stock options granted to employees (other than executive officers) in the ordinary course of business, and (D) as otherwise expressly contemplated by the Offer, (v) amended the Company's articles or bylaws (other than as set forth in Section 7.5(b) of the Purchase Agreement), (vi) acquired or disposed of a material line of business or facility, or formed a material joint venture, (vii) made any material change in the compensation arrangements or employee benefit plans applicable to the Company's executive officers or made any material change to the compensation arrangements applicable to the Company's other employees except as made in the ordinary course of business (except as set forth in Section 7.12 of the Purchase Agreement), (viii) made any capital expenditures in fiscal year 2000 that exceed by 10% (X) $2,684,000 in the second fiscal quarter, (Y) $6,417,000 in the third fiscal quarter or (Z) $3,432,000 in the fourth fiscal quarter, (ix) hired or fired any executive officer except as set forth on Schedules 5.22 (f) and 5.22 (h) to the Purchase Agreement, (x) made any material amendment to either of the supply agreements between the Company and Honeywell, Inc. (other than as currently being negotiated for lifetime buy inventory) and (xi) agreed to do any of the foregoing; and

     (j) an officer of the Company shall not have given a certificate to the effect that clauses (h) and (i) above, have been complied with.

   The foregoing conditions are for the sole benefit of the Purchaser, may be asserted by the Purchaser regardless of the circumstances giving rise to such conditions (including any action or inaction by the Purchaser; provided, however, that the Purchaser shall not terminate or withdraw the Offer under the conditions set forth in (a) or (b) above if the circumstances giving rise to occurrence of such condition are caused by a failure of the Purchaser to act in good faith with respect to the matters set forth therein) and may be waived by the Purchaser in whole or in part at any time and from time to time in the sole discretion of the Purchaser, except as otherwise provided by the Purchase Agreement. The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

   15. Certain Legal Matters; Regulatory Approvals.

   General. Except as otherwise disclosed in this Offer to Purchase, based on the Company's representations and warranties in the Purchase Agreement and a review of publicly available filings by the Company with the SEC, the Purchaser is not aware of (i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer or (ii) any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the Purchaser to acquire and own Shares except under the HSR Act, as discussed below. Should any such approval or other action be required, the Purchaser presently contemplates that such approval or other action will be sought. While, except as otherwise described in this Offer to Purchase, the Purchaser does not presently intend to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment, or pay for, any Shares tendered. See Section 14 for certain conditions to the Offer, including conditions with respect to governmental actions.

   Antitrust Compliance. An affiliate of the Purchaser is required to make a filing with the FTC and the Antitrust Division under the HSR Act with respect to the Offer. The HSR Act requires that, before an acquisition exceeding certain thresholds and involving companies exceeding specified sizes can take place, notification must be filed with the FTC and the Antitrust Division, and specified waiting periods must expire or be terminated by the FTC or the Antitrust Division.

   16. Fees and Expenses.

   The Purchaser has retained Computershare Trust Company, Inc. as the Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities in connection with its services, including certain liabilities and expenses under the federal securities laws.

   Except as set forth above, the Purchaser will not pay any fees or commissions to any broker or dealer or other person or entity in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks and trust companies will be reimbursed by the Company for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

   17. Miscellaneous. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

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

   NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER WHICH IS NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, THAT INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

   The Purchaser has filed with the SEC Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer. In addition, the Company has filed with the SEC Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, setting forth its recommendation with respect to the Offer and the reasons for its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the same manner set forth in
Section 8 of this Offer to Purchase (except that such material will not be available at the regional offices of the SEC).

                                          Thayer-BLUM Funding, L.L.C.

July 19, 2000

                                   SCHEDULE I

CERTAIN INFORMATION CONCERNING BOARD OF DIRECTOR DESIGNEES OF THE PURCHASER AND
                               CURRENT DIRECTORS

   Purchaser Board of Directors Designees. Set forth below is the name, current business address, citizenship and the present principal occupation of employment and material occupations, positions, offices or employment for the past five years of the Purchaser designees to the Company's board of directors.

   Jeffrey W. Goettman, 41, has served since February 1998 as a Managing Director for Thayer Capital Partners, a private equity investment fund based in Washington, D.C. Before joining Thayer Capital Partners, Mr. Goettman was a Managing Director for Robertson Stephens & Company from February 1997 until February 1998. Mr. Goettman has been a director of Cosmotronic Corporation since April 1998, a director of TTM Technologies, Inc., since December 1998 and a director of Cape Success since December 1999. Mr. Goettman was elected by the directors to the Company's board in March 2000 to fill the vacancy created by the increase of the size of the board from ten to eleven directors. Mr. Goettman will stand for election at the next annual meeting of the Company's shareholders.

   John C. Walker, 38, has been a Partner with BLUM Capital Partners, L.P., a San Francisco-based private equity and strategic block investment firm, since April 1997. Prior to joining BLUM Capital Partners, L.P., Mr. Walker was the Vice President of PEXCO Holdings, Inc. from 1992 to 1997. Mr. Walker is also a member of the Board of Directors for Smarte Carte Corporation. Mr. Walker was elected to the Company's board in March 2000 by the directors to fill the vacancy created by the resignation of a director. Mr. Walker will stand for election at the next annual meeting of the Company's shareholders.

   Douglas P. McCormick, 31, has been a Vice President of Thayer Capital Partners since January 1999. Prior to joining Thayer Capital Partners, Mr. McCormick was an Associate at Morgan Stanley from June 1997 until January 1999. Prior to joining Morgan Stanley, Mr. McCormick was a student at Harvard Business School from September 1995 until June 1997. Mr. McCormick was an Associate at Bankers Trust from May 1995 until September 1995.

   Jose S. Medeiros, 32, has served since August 1998 as a Vice President of RCBA Strategic Partners, L.P., which is a member of Thayer-BLUM Funding, L.L.C. Before joining RCBA Strategic Partners, L.P., Mr. Medeiros was a Vice President in the Technology M&A group of Robertson Stephens & Company from June 1996 to August 1998. Before joining Robertson Stephens, Mr. Medeiros was an associate at McKinsey & Company, focusing on strategy, M&A and turnaround engagements.

The business address for Messrs. Goettman and McCormick is: 1455 Pennsylvania Avenue, N.W., Washington, D.C. 20004. The business address for Messrs. Walker and Medeiros is 900 Montgomery Street, Suite 400, San Francisco, CA. 94133. All of the Board of Directors Designees are citizens of the United States.

 Current Directors and Executive Officers of the Company

   The number of members of the Company's Board of Directors is currently fixed at 11. The Company's Amended and Restated Articles of Incorporation provide for a classified Board of Directors. For purposes of determining the directors' terms of office, directors are divided into three classes. Each director serves until the end of the three-year term of the class to which he or she is elected, or until his or her earlier resignation or removal.

   The Class I directors include James K. Bass, Allen S. Braswell, Jr., James
A. Doran and Richard L. Monfort. The Class II directors include Jack Calderon, Charles E. Hewitson and Robert K. McNamara. The Class III directors include Jeffrey W. Goettman, John C. Walker, Robert Monaco, Gerald J. Reid and Masoud
S. Shirazi.

   There are no family relationships among any of the directors and executive officers of the Company.

 Information Concerning the Current Directors

 Class I Directors

   James K. Bass, 43, became the Company's Chief Executive Officer effective July 17, 2000. Prior to joining the Company, Mr. Bass served as senior vice president of Sony Corporation. Prior to joining Sony, Mr. Bass held various manufacturing management positions over a 15-year time span at the aerospace group of General Electric. Mr. Bass received the 1998 Job Creator of the Year award from Pennsylvania's Governor Ridge.

   Allen S. Braswell, Jr., 41, currently serves as the President of Jabil Global Services, a subsidiary of Jabil Circuit, Inc., which acquired EFTC Services Group from the Company in September 1999. Mr. Braswell was Sr. Vice President of EFTC Corporation and President of the Company's EFTC Services Group from September 1997 until September 1999 when EFTC Services Group was acquired by Jabil Circuit, Inc. Mr. Braswell had been President of Circuit Test, Inc. ("CTI") since October 1993 and Chief Executive Officer of CTI since October 1996 until the acquisition by the Company of CTI and related companies which became the EFTC Services Group in September 1997. Prior to that time, Mr. Braswell had been Executive Vice President of CTI from August 1985 until October 1993 focusing primarily on CTI's Sales and Marketing activities. Mr. Braswell served on CTI's Board of Directors since its founding in 1981. Mr. Braswell has been director of the Company since September 1997.

   James A. Doran, 45, has been the Company's Treasurer since April 2000. Prior to joining the Company, Mr. Doran had been a senior audit manager with Hein + Associates, LLP, a public accounting firm, since June 1994. From 1993 to 1994 Mr. Doran was Vice President and Chief Financial Officer of Gerrity Oil & Gas Corporation, an independent oil and gas operator in Denver, Colorado, whose stock was listed on the New York Stock Exchange. Prior to joining Gerrity, Mr. Doran was a shareholder of Williams, Richey & Co., P.C., an accounting and consulting firm in Denver, Colorado, and before that was a Senior Manager with Coopers & Lybrand. Mr. Doran has been a director of the Company since 1993. Mr. Doran has been a member of the Board of Directors of the Colorado Society of Certified Public Accountants since June, 2000.

   Richard L. Monfort, 45, served as President and Chief Operating Officer of ConAgra Red Meat Companies from July 1989 to June 1995. From June 1995 to the present, Mr. Monfort has been engaged in private investing activities. From 1983 until 1989, he was President of Monfort, Inc., which was subsequently acquired by ConAgra, Inc. Mr. Monfort recently joined the board of the University of Colorado Hospital Authority. Mr. Monfort has been a director of Famous Dave's of America, Inc., an owner and operator of restaurants, since March 1997. Mr. Monfort has been a director of the Company since 1993.

 Class II Directors

   Jack Calderon, 47, has been the Company's President and Chief Executive Officer since August 1996 and Chairman of the Board since June 1998. From January 1996 to August 1996, Mr. Calderon was President of Sales Management International, a private consulting firm through which Mr. Calderon provided strategic consulting to executive officers of various high-technology companies. From 1992 to 1995, Mr. Calderon worked for Group Technologies, an electronic contract manufacturing company. Mr. Calderon held several management positions at Group Technologies, most recently as its Vice President and General Manager of International Operations, before leaving to form his own consulting firm. Mr. Calderon currently authors a column on electronic contract manufacturing for Circuitree Magazine and is a member of the Board of Directors of IPC, a trade association connecting electronics industries. Mr. Calderon has been a director of the Company since August 1996.

   Charles E. Hewitson, 50, currently serves as President of OnCourse, Inc., a private consulting firm through which Mr. Hewitson provides certain consulting services to EFTC, and is a director of EFTC. From 1984 to April 1997, Mr. Hewitson served as Vice President and director, and was a principal shareholder, of Current

Electronics, Inc. ("CEI"), with responsibility for human resources, finance, accounting and manufacturing. In addition, Mr. Hewitson served as Vice President of Current Electronics (Washington), Inc. ("CEWI"), from 1994 to February 1997. CEI and its affiliate CEWI were acquired by EFTC in February 1997, at which time Mr. Hewitson was appointed to the Board of Directors.

   Robert K. McNamara, 46, has served since August 1995 as a Managing Director for Broadview International LLC, a merger and acquisition advisor serving the global information technology industry. Before joining Broadview, Mr. McNamara spent 10 years with Salomon Brothers Inc., an investment banking firm, most recently as vice president and head of its technology group. From September 1981 to June 1985 Mr. McNamara worked at Smith Barney, Harris Upham & Co., Inc., an investment banking firm, as vice president, focusing on the telecommunications equipment, computer peripherals and computer retailing market segments. Mr. McNamara has been a director of the Company since February 1996.

 Class III Directors

   Jeffrey W. Goettman, 41, has served since February 1998 as a Managing Director for Thayer Capital Partners, a private equity investment fund based in Washington, D.C. Before joining Thayer Capital Partners, Mr. Goettman was a Managing Director for Robertson Stephens & Company from February 1997 until February 1998. Mr. Goettman has been a director of Cosmotronic Corporation since April 1998, a director of TTM Technologies, Inc., since December 1998 and a director of Cape Success since December 1999. Mr. Goettman was elected by the directors to the Company's board in March 2000 to fill the vacancy created by the increase of the size of the board from ten to eleven directors. Mr. Goettman will stand for election at the next annual meeting of the Company's shareholders.

   Robert Monaco, 38, currently serves as Vice President, General Manager and Assistant Secretary of RM Electronics, Inc., a New Hampshire corporation doing business as Personal Electronics, Inc. ("Personal Electronics") and a subsidiary of the Company. Mr. Monaco co-founded Personal Electronics in 1991 and served as its Vice President until the Company acquired Personal Electronics in March 1998. Prior to 1991, Mr. Monaco was employed by Cabletron Systems in various capacities, most recently as its Director of Operations.

   Gerald J. Reid, 59, a founder of the Company, was Chairman of the Board of Directors from October 1990 until June 1998. Mr. Reid also periodically served as the Company's Manufacturing Manager since that time and as President of the Company from August 1995 to August 1996. From August 1981 until October 1990, Mr. Reid was President and Chief Executive Officer of the Company. Before founding the Company in 1981, he held a number of manufacturing-related managerial positions over a 19-year career with Hewlett Packard Company ("HP"), including Future Information Systems Task Force Manager, Production Control Manager, Production Section Manager and Technical Supervisor. At the time Mr. Reid left HP to found EFTC, he held the position of Division Materials Manager. Mr. Reid has been a director of the Company since its inception.

   Masoud S. Shirazi, 49, has been the owner of Shirazi & Associates, P.C., an employee benefit and consulting firm in Greeley, Colorado that specializes in benefit and estate planning, since 1976. Mr. Shirazi has been a director of the Company since 1992.

   John C. Walker, 38, has been a Partner with BLUM Capital Partners, L.P., a San Francisco-based private equity and strategic block investment firm, since April 1997. Prior to joining BLUM Capital Partners, L.P., Mr. Walker was the Vice President of PEXCO Holdings, Inc. from 1992 to 1997. Mr. Walker is also a member of the Board of Directors for Smarte Carte Corporation. Mr. Walker was elected to the Company's board in March 2000 by the directors to fill the vacancy created by the resignation of a director. Mr. Walker will stand for election at the next annual meeting of the Company's shareholders.

           CERTAIN INFORMATION CONCERNING AFFILIATES OF THE PURCHASER

   Affiliates of the Purchaser include; Thayer Equity Investors IV, L.P., a Delaware limited partnership, TC Equity Partners IV, L.L.C., a Delaware limited liability company, TC Manufacturing Holdings, L.L.C., a Delaware limited liability company, TC Co-Investors IV, L.L.C., a Delaware limited liability company, TC Management Partners IV, L.L.C., a Delaware limited liability company (together each of Thayer Equity Investors IV, L.P., TC Equity Partners IV, L.L.C., TC Manufacturing Holdings, L.L.C., TC Co-Investors IV, LLC, and TC Management Partners IV, L.L.C., the "Thayer Entities"), RCBA Strategic Partners, L.P., a Delaware limited partnership, BLUM Capital Partners, L.P., a California limited Partnership, Richard C. BLUM & Associates, Inc., a California corporation, RCBA GP, L.L.C., a Delaware limited liability company (together each of RCBA Strategic Partners, L.P., BLUM Capital Partners, L.P., Richard C. BLUM & Associates, Inc., and RCBA GP, L.L.C. the "BLUM Entities").

   Thayer Equity Investors IV, L.P. and TC Manufacturing Holdings, L.L.C. are members of the Purchaser. TC Equity Partners IV, L.L.C. is the general partner of Thayer Equity Investors IV, L.P. TC Co-Investors IV, LLC is the managing member of TC Manufacturing Holdings, L.L.C. TC Management Partners IV, L.L.C. is the managing member of TC Co-Investors IV, L.L.C. The principal business of each of TC Equity Partners IV, L.L.C. and TC Co-Investors IV, L.L.C. is making investments in various industries and providing management services to portfolio companies. Each of Frederic V. Malek, Carl J. Rickersten, Jeffrey W. Goettman and Susan Gallagher are private investment managers, citizens of the United States, and members of TC Management Partners IV, L.L.C. and TC Equity Partners IV, L.L.C. The principal business offices of each of Purchaser, the Thayer Entities, Frederic V. Malek, Carl J. Rickertsen, Jeffrey W. Goettman and Susan Gallagher is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington D.C. 20004.

   RCBA Strategic Partners, L.P. is a member of the Purchaser. RCBA GP, L.L.C. is the general partner of RCBA Strategic Partners, L.P. The principal business of RCBA GP, L.L.C. is making investments in various industries and providing management services to portfolio companies. Richard C. Blum is a private investment manager, a citizen of the United States and a member of RCBA GP, L.L.C. The business address of each of the BLUM Entities and Richard C. Blum is 909 Montgomery Street, Suite 400, San Francisco, Ca. 94133.

   Richard C. Blum, is Chairman of BLUM Capital Partners, L.P., having formed the company in 1975. Prior to forming BLUM, Mr. Blum was a director and member of the executive committee of Sutro & Co., Inc.

   Susan Gallagher, joined Thayer Capital Partners in 1996 as Vice President and currently serves as Manager and Director. Before joining Thayer, Ms. Gallagher was Vice President at Allied Capital Corporation.

   Frederick V. Malek, is Chairman of Thayer Capital Partners, having formed the company in 1993. Prior to forming Thayer, Mr. Malek was president of Marriott Hotels from 1981-1988.

   Carl J. Rickertsen, is Chief Operating Officer of Thayer Capital Partners, and has been a partner since 1994.